SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of September, 2008

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG Converts to Registered Shares / First Day of Trading on September 22, 2008

AACHEN, Germany--(BUSINESS WIRE)--AIXTRON AG (FSE: AIX, ISIN (old): DE0005066203; ISIN (new): DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) announced the 1:1 conversion of its entire 90,894,616 stock of Bearer Shares into Registered Shares, as of September 22, 2008.

Through this conversion, which was approved by the Annual Shareholders' Meeting on May 14, 2008, AIXTRON intends to develop an improved direct communication with its shareholders. The first evidence of the change will be the direct invitation to AIXTRON shareholders to the Annual Shareholders' Meeting in May 2009.

Apart from the cost saving benefits, Registered Shares also provide the company with the visibility necessary for the delivery of specific information to shareholders concerning company developments.

AIXTRON believes that a more transparent shareholder structure and the potential cost savings in the medium term, compared to the present Bearer Share structure, is to the long term benefit of shareholders. The conversion from Bearer to Registered Shares does not involve any cost to individual shareholders.

As a result of the conversion, the national as well as the International Securities Identification Number (WKN, ISIN) will change to A0WMPJ and DE000A0WMPJ6 respectively. AIXTRON's American Depository Receipts (ADR) listed on Nasdaq Global Market are not affected by this conversion. For further information on AIXTRON AG and the conversion to Registered Shares, please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com
Language:	English
Issuer:	AIXTRON AG
Kackertstr. 15-17
52072 Aachen
Deutschland
Phone:	+49 (0)241 8909-444
Fax:	+49 (0)241 8909-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE0005066203, US0096061041
WKN:	506620
Indices:	TecDAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, München, Hamburg, Düsseldorf, Stuttgart; Terminbörse EUREX; Foreign Exchange(s) Nasdaq

CONTACT:
AIXTRON AG
Guido Pickert, 02 41-89 09-444
g.pickert@aixtron.com
g.holthoff@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	September 19, 2008	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO